UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Texas Petrochemicals, LP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88265P208 (CUSIP Number)

February 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 864,074 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 864,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.16%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer Texas Petrochemicals, LP

	(b)	Address of Issuer’s Principal Executive Offices Three Riverway Suite 1500 Houston, TX 77056

Item 2.	(a)	Name of Person Filing This statement is filed by:

		(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with respect to the Common Stock beneficially owned by it;

		(ii)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA), with respect to the Common Stock beneficially owned by it;

		(iii)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”), with respect to the Common Stock directly beneficially owned by it;

		(iv)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”), with respect to the Common Stock indirectly beneficially owned by it;

		(v)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

		(vi)	Whitebox Hedged High Yield Advisors, LLC, a Delaware limited liability company (“WHHYA), with respect to the Common Stock beneficially owned by it;

		(vii)	Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership (“WHHYP”), with respect to the Common Stock directly beneficially owned by it;

		(viii)	Whitebox Hedged High Yield Fund, L.P., a Delaware limited partnership (“WHHYFLP”), with respect to the Common Stock indirectly beneficially owned by it; and

		(ix)	Whitebox Hedged High Yield Fund, Ltd., a British Virgin Islands international business company (“WHHYFLTD”), with respect to the Common Stock indirectly beneficially owned by it.

	(b)	Address of Principal Business Office or, if none, Residence The address of the business office of WA, WCAA, WHHYA, WCAFLP and WHHYFLP is: 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416

The address of the business office of WCAP, WHHYP, WCAFLTD and WHHYFLTD is: Trident Chambers, P.O. Box 146 Waterfront Drive, Wickhams Cay Road Town, Tortola, British Virgin Islands

	(c)	Citizenship WA, WCAA, WHHYA, WCAFLP and WHHYFLP are organized under the laws of the State of Delaware and WCAP, WHHYP, WCAFLTD and WHHYFLTD are organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 88265P208

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)

Amount Beneficially Owned

WCAP beneficially owns 467,343 shares of Common Stock issuable upon conversion of the Company’s 7.25% Senior Secured Convertible Notes.

WHHYP beneficially owns 369,731 shares of Common Stock, which includes (i) 283,669 shares of Common Stock, and (ii) 113,062 shares of Common Stock issuable upon conversion of the Company’s 7.25% Senior Secured Convertible Notes.

As a result of the relationship described in this statement, each of WA, WCAA, WHHYA, WCAFLP, WHHYFLP, WCAFLTD, and WHHYFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WCAP and WHHYP. WA, WCAA, WHHYA, WCAFLP, WHHYFLP, WCAFLTD, and WHHYFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WCAA, WHHYA, WCAP, WHHYP, WCAFLP, WHHYFLP, WCAFLTD and WHHYFLTD are a group, or have agreed to act as a group.

(b)

Percent of Class

As of February 2, 2005, WA beneficially owned 8.16% of the Company’s Common Stock.

As of February 1, 2005, WCAA and WHHYA each beneficially owned 8.16% of the Company’s Common Stock.

As of February 1, 2005, WCAP and WHHYP each directly beneficially owned 8.16% of the Company’s Common Stock.

As of February 1, 2005, WCAFLP, WHHYFLP, WCAFLTD, and WHHYFLTD each indirectly beneficially owned 8.16% of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 10,000,000 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on April 1, 2004.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote WA, WCAA, WHHYA, WCAP, WHHYP, WCAFLP, WHHYFLP, WCAFLTD, and WHHYFLTD have shared voting power with respect to 864,074 shares of the Company’s Common Stock.

(iii) Sole power to dispose or to direct the disposition of 0

(iv)

Shared power to dispose or to direct the disposition of

WA, WCAA, WHHYA, WCAP, WHHYP, WCAFLP, WHHYFLP, WCAFLTD and WHHYFLTD have shared power to direct the disposition of 864,074 shares of the Company’s Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

WA, the managing member and sole owner of each of WCAA and WHHYA, has the power to direct the affairs of each of WCAA and WHHYA who manage accounts for the benefit of their clients WCAP and WHHYP. WCAA has the power to direct the affairs of WCAP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock; and WHHYA has the power to direct the affairs of WHHYP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group See Item 2

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2005
Date

/s/ Jonathan D. Wood

Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Partners, L.P., Whitebox Convertible Arbitrage Fund, LP, Whitebox Convertible Arbitrage Fund, Ltd., Whitebox Hedged High Yield Advisors, LLC, Whitebox Hedged High Yield Partners, L.P., Whitebox Hedged High Yield Fund, LP, and Whitebox Hedged High Yield Fund, Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)